Exhibit 99.1

The Hague, February 26, 2008

AEGON to enter Turkish life insurance and pension market with acquisition of Ankara Emeklilik

AEGON has entered into an agreement to acquire 100% of Ankara Emeklilik Anonim Şirketi (Ankara Emeklilik), a Turkish life insurance and pension provider, from Polis Bakim ve Yardim Sandigi. The move is AEGON’s first step in the fast-growing Turkish life insurance and pension market. The transaction is subject to regulatory approval in Turkey, and is expected to close in the first half of 2008.

Turkey offers attractive long-term growth prospects for AEGON. The country, with its population of 74 million, has a low life insurance penetration and the private pensions market has an attractive growth potential. Don Shepard, AEGON’s Chairman and CEO, said: “We have consistently identified Turkey as a market where we believe we can leverage AEGON’s broad capabilities in life insurance and pension products. This acquisition provides AEGON an ideal platform to pursue growth in this increasingly important market. We will rely on the strong expertise that we have developed in the broader Central and Eastern European region to serve customers in Turkey with innovative and need-specific products and services.” The acquisition of Ankara Emeklilik will complement the recent expansion of AEGON’s business in Central and Eastern Europe, where AEGON has operations in five countries: Hungary, Poland, the Czech Republic, Slovakia and Romania.

Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management*. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

As part of its overall growth strategy, AEGON is aiming to further expand its businesses in Central and Eastern Europe over the coming years. AEGON expects to more than double its number of pension fund members in Central and Eastern Europe by 2010 to 2.5 million. Value of New Business from Central and Easter Europe – a key measure of the Group’s future profitability – is expected to rise over the same period to EUR 100 million, up from EUR 46 million in 2006.

*	Source: Pension Monitoring Center – February 18, 2008

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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